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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of April 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

     1. Press Release, released publicly on April 17, 2007: Omnium Worldwide, Inc. Selects Jacada Unified Service Desktop Solution.
     2. Press Release, released publicly on April 25, 2007: Sertel S.A. Selects Jacada Process Optimization Solution.

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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      JACADA LTD.

                                      By:          /s/  TZVIA BROIDA
                                              ----------------------------------
                                      Name:        Tzvia Broida
                                      Title:       Chief Financial Officer

 Dated: April 30, 2007

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


                                  EXHIBIT INDEX

     1. Press Release, released publicly on April 17, 2007: Omnium Worldwide, Inc. Selects Jacada Unified Service Desktop Solution.
     2. Press Release, released publicly on April 25, 2007: Sertel S.A. Selects Jacada Process Optimization Solution.

Omnium Worldwide, Inc. Selects Jacada Unified Service Desktop Solution

      Leading Accounts Receivable Management and Cost Containment
 Company Will Deploy Jacada Solution to Accelerate and Automate Claims
                               Processes

    ATLANTA--(BUSINESS WIRE)--April 17, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that Omnium Worldwide, Inc. has selected Jacada WorkSpace and Jacada Fusion to automate its claims validation processes and accelerate the identification of incorrectly paid and overpaid claims.

    Omnium Worldwide, Inc. is a leading accounts receivable management and cost containment company headquartered in Omaha, Nebraska. The company offers healthcare cost containment solutions as well as insurance recovery services for companies across North America.

    As part of an initiative within its claims verification division, Omnium Worldwide, Inc. sought a solution that would add automation directed toward the process of validating insurance claims. With a goal to improve customer service while reducing the cost of operations, Omnium Worldwide, Inc. researched solutions that could simplify the complexity of the claims processing environment without requiring a rewrite or replacement of existing application software. After evaluating several alternatives, Omnium Worldwide, Inc. selected the Jacada unified service desktop solution to leverage existing technology investments, while consolidating mission critical data. Using Jacada, the company will be able to create a more simplified and automated customer service desktop to more efficiently validate claims.

    "At Omnium Worldwide, Inc., we are committed to technology investments that assist our employees in being more productive," commented Duffy Boyle, CIO for Omnium Worldwide, Inc. "We identified in our claims validation process key areas where our business can improve, and that's where Jacada solutions are an ideal fit. Using the Jacada unified service desktop will enable our personnel to validate claims faster and with greater accuracy, while heightening our staff's ability to more rapidly pinpoint overpaid claims."

    "Omnium Worldwide, Inc.'s decision continues to demonstrate that an increasing number of large corporations are targeting their customer service organizations as strategic, critical areas of their business where improvements in the quality of customer service can quickly deliver both cost reduction and increased revenues - the ideal combination," said Joe Horne, vice president of Americas sales for Jacada. "We are excited to have been selected for this project, and we look forward to seeing the significant business impact the Jacada solutions will bring to Omnium Worldwide, Inc."

    About Omnium

    Omnium Worldwide, Inc., headquartered in Omaha, Nebraska, employs 625 associates in its Omaha location and has over 800 associates in sites throughout the United States.

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Paul Sewell
             770-352-1310 Ext. 383
             psewell@jacada.com

       Sertel S.A. Selects Jacada Process Optimization Solution

    Leading Provider of Integrated Customer Support and Services in
     Spain to Deploy Jacada Solution to Increase Customer Service
  Efficiencies and Provide Accessibility for Visually Impaired Agents

    ATLANTA & MADRID, Spain--(BUSINESS WIRE)--April 25, 2007--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that Sertel S.A. has selected Jacada to link critical legacy business systems to maximize performance and extend greater accessibility for visually impaired agents within its customer service operations. The agreement was developed through Jacada reseller, Datapoint Spain.

    Sertel S.A. is a leading customer management company that provides multi-channel service and support including telephone, fax, Internet, SMS, Web, and e-mail. Sertel S.A. helps companies build, nurture and sustain strong customer relationships by providing significant value-added services that increase revenue and cultivate greater customer loyalty.

    "Our primary goal at Sertel S.A. is to deliver value added services that surpass the expectations of our clients," said Mario Medina, communication and technology director for Sertel S.A. "Prior to this project, our visually impaired agents were not able to access the systems they needed to complete customer interactions. We selected Jacada solutions to provide extended accessibility to our business systems for these visually impaired agents in order to enhance their performance within the customer service environment."

    "Demand for Jacada solutions continues to accelerate in the Spanish marketplace, and Datapoint Spain is helping companies realize the true business benefits of deploying such technology," said Rafael Aranda, managing director for Datapoint Spain. "Sertel S.A.'s commitment to providing accessibility to systems for its entire agent population will be strengthened using Jacada, and will continue to enhance the service its customers receive."

    "Companies like Sertel S.A. are continuously seeking new and innovative ways to improve performance across their agent population," said Ofer Yourvexel, managing director and senior vice president of international sales for Jacada. "Enabling access to all systems for its visually impaired agents will not only make performing required job tasks easier, but will also streamline internal processes and improve customer satisfaction."

    About Sertel S. A.

    Sertel, part of the ONCE Foundation in Spain, provides complete customer management using advanced multi-channel support including e-mail, Internet, SMS, fax and telephone. Sertel handles more than 25 million customer contacts annually, and has more than 750 operating sites in Spain, which service more than 300 clients across the financial services, telecommunications, tourism, insurance and utilities industries.

    About Datapoint Spain

    Datapoint is a Pan European company leader, providing global solutions in the areas of technological consultancy, installation, integration, development, formation and integral maintenance for contact centers. For more information, visit www.datapoint.com

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Paul Sewell
             770-352-1310 Ext. 383
             psewell@jacada.com
             or
             Jacada
             Investor Relations Contact:
             Hayden Communications
             Peter L. Seltzberg
             646-415-8972
             peter@haydenir.com